December 5, 2006

Mr. Mark S. Webb,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	First California Financial Group, Inc.

(Form S-4, File No. 333-138161)

Dear Mr. Webb:

On behalf of our client, First California Financial Group, Inc. (the “Company” or “First California”), we enclose herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 (the “Form S-4”) and the Company’s responses to your letter, dated November 17, 2006 (the “Comment Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form S-4. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly. References to page numbers herein are references to page numbers in Amendment No. 1.

In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

We also have indicated in certain of our responses that we believe no change in disclosure is appropriate, and have explained why. We understand that the Staff’s comments, even where a disclosure change is requested or suggested, are based on the Staff’s understanding of information available to it, which may be less than the information available to us. Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information we provide.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company represents that:

•	It will not assert the Staff’s review of the Form S-4 as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	Please provide the staff with copies of the board books that Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc. provided in connection with the transactions.

The Company is supplementally providing copies of the presentation materials prepared by each of Sandler O’Neill & Partners, L.P. and Keefe Bruyette & Woods, Inc. in connection with its fairness opinion to the Staff under a separate cover on a confidential and supplemental basis pursuant to the Commission’s rules. In accordance with these rules, request will be made that these materials be returned promptly following completion of the Staff’s review.

Securities and Exchange Commission

2.	Please confirm that National Mercantile and FCB did not exchange financial projections, or put them in the prospectus.

In response to this comment, the Company has included a summary of the material financial projections shared by the parties in the course of negotiation of the merger agreement on pages 63 and 64 of Amendment No. 1.

3.	Please unbundle the changes in the certificates of incorporation and by-laws of First California from National Mercantile and FCB Bancorp. Refer to the Fifth Supplement of Telephone Interpretations, September 2004.

The Company respectfully submits that unbundling the changes in the Amended and Restated Certificate of Incorporation of First California (the “FCFG Certificate”) and By-laws of First California (the “FCFG By-laws”) from each of the Amended and Restated Articles of Incorporation of National Mercantile (the “NMB Articles”) and the Bylaws of National Mercantile (the “NMB Bylaws”) and the Articles of Incorporation, as amended, of FCB Bancorp (the “FCB Articles”) and the Bylaws of FCB Bancorp (the “FCB Bylaws”) is not required by the Staff’s Fifth Supplement of Telephone Interpretations from September 2004 (the “Telephone Interpretations”). First California believes that such changes are immaterial and, therefore, not required to be set out as separate proposals pursuant to Rule 14a-4(a)(3) (the “Unbundling Rule”). This is consistent with the guidance set forth in the Telephone Interpretations, which provides that in the context of mergers and acquisitions, affected provisions of a charter or bylaws do not need to be set out as separate proposals if the company whose shareholders are voting on the merger or acquisition determines that such provisions are immaterial.

NMB Unbundling

If the merger is consummated, provisions of the NMB Articles and NMB Bylaws requiring a two-thirds majority vote requirement (collectively, the “Voting Requirement”) will be eliminated. Although we acknowledge that changes to a supermajority voting provision are included in the Telephone Interpretations as an example of an item that may implicate the Unbundling Rule, we do not believe the Voting Requirement in this context serves any significant purpose and protects rights that are generally not thought of as important governance issues. Therefore, the elimination of the Voting Requirement is immaterial.

The Voting Requirement requires the vote of holders of at least two-thirds of the total voting power of all outstanding shares of voting stock of National Mercantile as follows:

•	Number of Directors. The NMB Articles and NMB Bylaws provide that any action by the National Mercantile shareholders to set the exact number of directors or to change the minimum or maximum number of directors (if the size of the board is variable) or to switch from a fixed to a variable board (or vice versa) requires the approval of the holders of at least two-thirds of the total voting power of all outstanding shares of voting stock of National Mercantile. Currently, the NMB Bylaws provide that the board is variable, that the range of directors is from 6 to 11 and that the number of directors is 8 until changed by board or shareholders. Switching from a fixed to a variable board or setting the size of a variable board or the maximum/minimum ends of a variable board is generally not regarded as a material corporate governance-related or control-related issue and is not material in this context. In addition, currently the National Mercantile board has the ability to set the number of directors at any point in what is a broad range without even having to submit such action to the shareholders for approval, so the Company respectfully submits that the elimination of the Voting Requirement in this context is immaterial.

•

Approval of Certain Related Party Business Transactions. The NMB Articles provide that the affirmative vote of holders of at least two-thirds of the total voting power of all outstanding shares of voting stock of National Mercantile is required to approve enumerated business combinations with a related party. Following the mergers, First California will be subject to Section 203 of the Delaware General Corporation Law, which contains restrictions on business combinations with a related party. In

Securities and Exchange Commission

light of the Section 203 restrictions, First California believes that the elimination of the Voting Requirement with respect to these matters is immaterial and a matter of clean-up.

•	Certain Provisions of Articles/Bylaws. The NMB Articles and NMB Bylaws provide that the affirmative vote of the holders of at least two-thirds of the total voting power of all outstanding shares of voting stock of National Mercantile is required to amend provisions of the NMB Articles and NMB Bylaws related to (i) the provisions of the NMB Articles and NMB Bylaws described in the first bullet point above; (ii) the related party business combination provision described in the second bullet point above; and (iii) National Mercantile’s authorized capital stock, elections by written ballot and inability of shareholders to take action by written consent. For the same reason that the items described in the first two bullets above are immaterial, the elimination of the Voting Requirement for the amendment of those provisions is immaterial. As for (iii), authorized capital stock and elections by written ballot are generally not thought of as important governance issues. The same can be said of the provisions of the NMB Articles with respect to the ability of shareholders to act by written consent, particularly where, as in the present case, the change is not to go from prohibiting shareholder action by written consent to permitting it or vice versa—in the present case, both the NMB Articles and the FCFG Certificate prohibit shareholder action by written consent and the only change is in the exact size of the shareholder majority vote required for an amendment to the provision eliminating the ability of National Mercantile stockholders to act by written consent (i.e., whether the vote requirement is 50% plus 1 vote or 66 2/3%). The Company respectfully submits that that limited change is immaterial in this context.

The Company recognizes the Commission’s concern in adopting the Unbundling Rule and understands the application of the Unbundling Rule where meaningful shareholder rights and protections are at issue—creation of a staggered board, addition of removal limitations, increasing quorum requirements, etc. However, as outlined above, the Voting Requirement applies to only a limited number of provisions in the NMB Articles and NMB Bylaws, none of which are material in the present context. Therefore, applying the Unbundling Rule to set out the elimination of the Voting Requirement as a separate proposal is not necessary to protect shareholders.

FCB Bancorp Unbundling

In accordance with the guidance provided in the Telephone Interpretations, because FCB Bancorp is an acquired company merging into a public company whose charter or bylaw provisions are comparable to the new acquisition vehicle company’s charter or bylaw provisions, we do not believe unbundling is required with respect to FCB Bancorp. The Telephone Interpretations provide that “to the extent a public company acquirer forms a new acquisition vehicle to complete the merger or acquisition transaction and that vehicle has the same or comparable charter or bylaw provisions as its parent, unbundling would not be required.” Although the FCB Articles and FCB Bylaws do not prohibit shareholders from acting by written consent, because the NMB Articles are the same as the FCFG Certificate with respect to stockholders’ acting by written consent and are the same or comparable in all other material respects to the FCFG Certificate and FCFG By-laws, unbundling is not required per the Telephone Interpretations. As stated in the Telephone Interpretations, requiring FCB Bancorp shareholders to undertake a separate vote would be tantamount to the unnecessary re-approval or ratification of the NMB Articles.

4.	We note that First California will have options and preferred stock as a result of the merger. Please revise to disclose whether or not you intend to register the options and preferred stock or upon which exemptions you plan to rely. If applicable, please advise whether you plan to register the underlying shares in connection therewith.

In connection with and upon the closing of the mergers, First California will assume the stock option plans of each of FCB Bancorp and National Mercantile and each outstanding option to acquire shares of FCB Bancorp

Securities and Exchange Commission

common stock and National Mercantile common stock thereunder; each such option will become an option to acquire shares of First California common stock as indicated in the merger agreement. Such assumption and conversion will occur automatically upon the closing of the mergers and no sale is involved for purposes of the Securities Act of 1933, as amended. With respect to these options to acquire First California common stock, the Company respectfully advises the Staff that it intends to file one or more registration statements on Form S-8 on or promptly following the closing covering the issuance of shares upon exercise of such options. With respect to the shares of preferred stock to be issued in the mergers (the “FCFG Preferred”), First California respectfully advises the Staff that the FCFG Preferred is being issued in a private placement in a transaction not subject to the registration requirements of the Securities Act of 1933, as amended. The FCFG Preferred is being issued in respect of National Mercantile’s outstanding shares of Series B convertible perpetual preferred stock (the “NMB Preferred”). All of the outstanding shares of NMB Preferred are held by four individual members of the Pohlad family, the largest holders of National Mercantile common stock, each of whom completed their investment decision with respect to the shares of FCFG Preferred at the time of execution and delivery of the merger agreement by virtue of voting agreements that are described in the registration statement and pursuant to which such individuals agreed to vote all shares of National Mercantile common stock and NMB Preferred in favor of the transactions contemplated by the merger agreement including the exchange of the FCFG Preferred for the NMB Preferred. As described in Amendment No. 1 on pages 82 and 83, First California will in certain circumstances be required to file a registration statement with respect to any resale of shares of First California common stock issued upon conversion of the FCFG Preferred.

5.	You should use no type size smaller than the one that predominates in the filing. Currently, you use a smaller size type on page 99 and elsewhere in the document. Please revise throughout.

The Company has revised Amendment No. 1 in response to this comment.

Cover Page

6.	Please indicate the number of shares to be issued; see Item 502(a)(2) of Regulation S-K.

The Company has revised the cover page in response to this comment.

Summary, page 4

7.	Please revise to state that the Summary summarizes “material,” not selected information. Please delete the language in the first sentence beginning “and may not contain….” You can direct readers to the rest of the prospectus.

The Company has revised page 4 in response to this comment.

8.	Item 3 of Form S-4 requires that you provide in the summary of the forepart of the prospectus a statement regarding dissenters’ rights of appraisal. Please revise to provide such statement.

The Company has revised pages 7 and 8 in response to this comment.

Risk Factors, page 19

9.	Please revise to include disclosure regarding risk factors regarding regulatory approvals and foregoing other potential mergers. For example, in order to complete the transaction, National Mercantile and FCB Bancorp must first obtain the prior approval of the Federal Reserve Board and the California Department of Financial Institutions, which may impose additional conditions. In addition, the merger agreement imposes a termination fee and other conditions which discourage other potential mergers.

Securities and Exchange Commission

The Company has revised pages 22 and 23 in response to this comment.

10.	We note your disclosure on Page 197 and that the certificate of incorporation and bylaws of First California differ from those of FCB Bancorp and National Mercantile. Please revise to include a risk factor explaining new risks, such as a more restrictive nomination procedure, lack of right to absolute inspection of stockholder lists, etc.

The Company has revised page 24 in response to this comment.

11.	Please revise to include a risk factor discussing the risk to common stockholders of the potential rights of preferred stockholders as discussed on page 195 (e.g., preference over common stock regarding dividends and distributions, board of directors may issue preferred stock without any action by common stockholders, etc.). This may delay future transactions or other changes that stockholders in the combined company may believe are desirable.

The Company has revised pages 24 and 25 in response to this comment.

Our allowance for loan losses may not be adequate to cover…, page 21

12.	Several of your risk factors use language stating that “we cannot assure you that…” or similar language. The risk is not your ability to give assurance but the underlying situation. Please revise to eliminate this and similar language.

The Company has revised pages 26, 28 and 29 in response to this comment.

Cautionary Statement Regarding Forward-Looking Statements, page 26

13.	Please revise to make clear that the safe harbor does not apply to this proxy statement-prospectus since it is an initial public offering.

The Company has revised page 30 in response to this comment.

The Mergers—Background of Merger, page 36

14.	Please revise to expand your discussion regarding the negotiation of the principal terms of the merger, including the price.

The Company has revised pages 41, 42 and 43 in response to this comment.

Reasons of FCB Bancorp for the Mergers; Recommendations of FCB…, page 38

15.	We note that you provide a list of factors that FCB Bancorp has considered. Please revise to disclose (with analysis) and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons and analysis considered by the board and discuss why, taking into account these reasons and analysis, the board still recommends the merger.

The Company has revised pages 45 and 46 in response to this comment.

16.	Please have the discussion of the recommendation specifically mention each line item KBW analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

Securities and Exchange Commission

The Company respectfully submits that each of the KBW analyses supported the recommendation of the FCB Bancorp board of directors.

Fairness Opinion of Keefe, Bruyette & Woods, Inc., page 40

17.	Please revise to state that Keefe, Bruyette & Woods has consented to the inclusion of its opinion in the prospectus. Please revise to state on page 47 that Sandler O’Neil has similarly consented.

The Company has revised pages 51 and 63 in response to this comment.

Reasons of National Mercantile for the Mergers, page 45

18.	The list of factors should explicitly mention each line item Sandler O’Neill analysis that does not support the recommendation and should explain why the board is recommending the transaction in light of that analysis.

The Company has revised page 53 in response to this comment.

Sandler O’Neill Compensation, page 56

19.	We note your disclosure regarding the fee received by Sandler O’Neil. Please revise your disclosure to include for the last two years all fees provided to Sandler O’Neil and any material relationship with them. Also, please revise to disclose whether you determined the amount of consideration to be paid or Sandler O’Neil recommended such amount. Please also similarly revise your disclosure for KBW Compensation on page 46.

The Company has revised pages 51 and 63 in response to this comment. Amendment No. 1 contains a description of all material relationships in the last 2 years or contemplated with Sandler O’Neill and KBW, as the case may be, and any compensation with respect thereto.

Material United States Federal Income Tax Considerations of the Merger, page 56

20.	Please revise to state that the section is, or represents, the tax opinion of Sullivan & Cromwell.

The Company respectfully submits that the first sentence of “The Mergers—Material United States Federal Income Tax Considerations of the Mergers” currently includes the requested disclosure.

Registration Rights Agreement, page 74

21.	Since the form does not require a summary of this agreement, you cannot qualify your description of it in its entirety. Please revise.

The Company has revised page 82 in response to this comment.

Information about National Mercantile, page 75

22.	Please revise to discuss the population characteristics of the geographic area served by National Mercantile including information regarding trends of population growth and per capita income. Please revise with respect to FCB Bancorp on page 125.

The Company has revised pages 84, 139 and 140 in response to this comment.

Securities and Exchange Commission

National Mercantile Management’s Discussion and Analysis

Critical Accounting Policies – Allowance for Loan Losses, page 85

23.	We note that your allowance for loan losses was previously comprised of the allowance for loan and lease losses and the reserve for contingent losses on unfunded commitments and that during 2005 you reclassified the reserve for contingent losses on unfunded commitments as of December 31, 2005 and 2004 to other liabilities. Please revise your critical accounting policy disclosures and other ancillary portions of the document as necessary to disclose how you determined the reserve for contingent losses on unfunded commitments as prescribed by paragraph 13(b) of SOP 01-6, including but not limited to:

•	a description and quantification of the amounts of the reserve and of the unfunded commitments to which the reserve relates at December 31, 2005 and 2004; and

•	methodology and risk factors considered in determining the reserve.

The Company has revised pages 94, 114 and 129 in response to this comment.

FCB Bancorp Management’s Discussion and Analysis

Noninterest income, page 144

24.	We note you originate certain loans for sale in the secondary market. Please tell us the balance of these loans which are held for sale as of each balance sheet date and the volumes originated and sold during the respective periods.

Before June 30, 2006, FCB Bancorp originated for sale solely SBA 7(a) loans. The guaranteed portion of these loans was sold into the secondary market. SBA 7(a) loans held for sale at March 31, 2006, at December 31, 2005, 2004 and 2003 and at the end of each interim period in the three years ended December 31, 2005 never exceeded one percent of total loans. Accordingly, loans held for sale were not material and did not warrant separate line item display on FCB Bancorp’s balance sheet. Please see the table below for additional details.

(in thousands)	For the quarters ended 2006,
	Q3	Q2	Q1
Balance:
Beginning balance	$11,553	$825	$350
Originated	24,910	10,728	1,094
Sold	6,828	—	619

Ending balance on held for sale	$29,635	$11,553	$825

Loans held for sale/total loans	7.71%	3.08%	0.23%

	For the years ended December 31,
	2005	2004	2003
Balance:
Beginning balance	$870	$346	$352
Originated	2,054	1,442	1,327
Sold	2,574	918	1,333

Ending balance on held for sale	$350	$870	$346

Loans held for sale/total loans	0.09%	0.23%	0.10%

Loans held for sale at June 30, 2006 and September 30, 2006 represent the origination of SBA 7(a) loans as well as the origination of commercial property and multi-family property mortgages for sale into the secondary market. FCB Bancorp anticipated that this additional activity, which commenced in 2006, would become significant and began a separate line item display on its balance sheet at June 30, 2006.

Securities and Exchange Commission

Loans held for sale as a percentage of total loans were 3.08% and 7.71%, respectively, at June 30, 2006 and September 30, 2006.

Stock Options, page 175

25.	We note FCB Bancorp’s 2005 Stock Option Plan and National Mercantile’s 2005 Stock Incentive Plan. Please disclose if you intend to adopt similar plans prior to the merger and what, if any, awards or grants may be made prior to the merger. To the extent material, disclose the pro forma effects of these incentives.

The Company has revised page 186 in response to this comment to indicate that it does not intend to adopt similar plans prior to the mergers or to make any awards or grants prior to the mergers other than an award of an option to purchase 100,000 shares of First California common stock to C.G. Kum, as described under “The Mergers—Interests of Certain Persons in the Mergers—Employment Agreement for C.G. Kum” on pages 67 and 68. The Company respectfully submits that the pro forma effects of the award to C.G. Kum would be immaterial to the investors.

Regulation and Supervision, page 185

26.	You discuss the various agencies and laws to which you are subject, such as the USA PATRIOT Act. Please revise to disclose whether you believe you are in compliance with such laws

The Company has revised page 197 in response to this comment.

Unaudited pro forma combined financial information, page 206

27.	Please tell us how you determined that First California would be the acquiring entity in the primary merger. Refer to the guidance provided by paragraphs 15-19 of SFAS 141.

National Mercantile determined the acquiring entity in the business combination pursuant to Paragraphs 15–19 of SFAS 141. The analysis included consideration of the specific criteria enumerated in Paragraph 17 and all other pertinent facts and circumstances related to the transaction.

Due to the “merger of equals” structure of the transaction, identification of the acquiring entity for purposes of the pro forma combined financial information was not readily determinable and required an analytical weighting of the criteria. The priority weight of the criteria was based upon National Mercantile’s assessment of each criterion’s influence or power of a combining entity to govern the financial and operational activities of the other combining entity to obtain benefit from its activities.

The factor significantly influencing National Mercantile’s determination was the existence of a large minority voting interest. A large minority voting interest, particularly when no other shareholder or organized shareholder group has a significant voting interest, possesses the ability to exert significant control over an organization including advancing shareholder initiatives and the election of directors. A small number of National Mercantile shareholders, comprised of members of the Pohlad family and certain members of National Mercantiles’ board of directors, will represent more than 30% of the outstanding voting interests in the resulting entity as of immediately following closing of the mergers. The largest minority voting interest from FCB Bancorp represents 12% of the outstanding voting interests of the resulting entity as of immediately following closing of the mergers. The aggregate voting interest of the large FCB Bancorp institutional shareholders (in the event they were to collaborate or be viewed as collaborating as an organized group in voting decisions) represents approximately 9% of the outstanding voting interests in the resulting entity as of immediately following closing of the mergers. Accordingly, the large minority voting interest from National Mercantile clearly maintains a disproportionately significant influence in the resulting entity.

Securities and Exchange Commission

Consideration in the analysis was also given to (i) relative voting rights of each combining entities’ shareholders as a group, (ii) composition of the governing body of the resulting entity, (iii) composition of committees of the board of directors, and (iv) composition of senior management. Due to the “merger of equals” structure of the business combination, none of these criteria clearly establish evidence of the acquiring entity.

Additionally, consideration was given to the terms of equity exchange. The transaction provides that FCB Bancorp shareholders, based upon National Mercantile’s per share price shortly before the announcement of the merger, will receive approximately a 33% premium over FCB Bancorp’s then current market value of its common stock. SFAS 141 states, in part “all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity....”

Accordingly, National Mercantile’s analysis prescribed by SFAS 141 resulted in a determination that National Mercantile is the acquiring entity in the business combination.

Note 2—Pro forma combined balance sheet adjustments, including merger-related costs, page 210

28.	Please tell us how you considered the guidance of SOP 03-3 in determining that pro forma adjustments to the allowance for loan losses were not required.

National Mercantile management, in connection with FCB Bancorp’s due diligence efforts, evaluated FCB Bancorp’s loans and did not identify loans that should be considered impaired for purposes of applying SOP 03-3; National Mercantile management considered it probable that FCB Bancorp would collect all contractually required payments.

As part of the purchase accounting, at the time of the consummation of the mergers, National Mercantile management will again evaluate FCB Bancorp loans in accordance with SOP 03-3 and loans considered impaired, if any, will be recorded at their respective fair values. Subsequent principal recoveries on the loans identified as impaired will be recorded as a reduction to goodwill and not as income.

29.	Please revise your footnotes to include a schedule showing the calculation and allocation of FCB Bancorp’s purchase price.

The Company has revised page 222 in response to this comment.

30.	As a related matter, it appears from your disclosure that the pro forma adjustments of $28.6 million for goodwill and $15.0 million for core deposit intangibles relate solely to the intangible assets to be recognized upon the acquisition of FCB and does not eliminate the prior intangible asset balances in FCB’s historical financial statements. Refer to the guidance provided by paragraphs 38-39 of SFAS 141. If this is correct, please revise your pro forma financial information and disclosures to eliminate the intangibles historically recognized by FCB, presenting each of the revised adjustments on a gross rather than net basis, or alternatively, tell us how you concluded that no adjustments are required. If this is not correct, please revise your pro forma adjustments and/or disclosure to clearly present the amounts both added and eliminated for the purposes of recording these intangible assets.

The Company has revised page 219 in response to this comment.

31.	Please revise your footnotes to provide the following information related to your core deposit intangibles to be recognized as a result of the acquisition:

•	the useful life of the asset; and

•	the amortization method selected.

The Company has revised page 224 in response to this comment.

Securities and Exchange Commission

32.	Please revise your pro forma financial statements and/or footnotes to provide a detailed breakout of your pro forma adjustment for deferred tax assets of $7.0 million, including the elimination of deferred tax assets (liabilities) historically recorded by FCB as prescribed by paragraph 38 of SFAS 141.

The Company has revised page 223 in response to this comment.

Financial Statements—General

33.	Please update your financial statements and pro forma financial information based on the requirements of Item 3-12 of Regulation S-X.

The Company has revised Amendment No. 1 in accordance with Rule 3-12 of Regulation S-X.

34.	Please tell us how you concluded that you were not required to provide audited balance sheets as of the end of the two most recent fiscal years and audited statements of income and cash flows for the three most recent fiscal years, or alternatively, revise to provide the additional years. Please refer to Rules 3-01 and 3-02 of Regulation S-X.

The Company respectfully submits that National Mercantile is a small business issuer as defined in Item 10 of Regulation S-B. In accordance with General Instructions D (Application of General Rules and Regulations), subpart 3 of Form S-4, with respect to the financial statements for National Mercantile, the Company provided the financial statements called for by Item 310 of Regulation S-B.

35.	Please file updated consents for all audited financial statements included in your next filing.

The Company has included updated consents as exhibits to Amendment No. 1.

National Mercantile Bancorp Financial Statements

Interim Financial Statements Note 10—Derivative Instruments and Hedging, page F-10, and Annual Financial Statements Note 14—Derivative Instruments and Hedging, page F-40

36.	For the hedging relationships described in your footnotes which were entered into during 2005 and 2006, please tell us the following so that we may better understand your accounting treatment:

•	the specific terms of each hedged item, including any conversion, call, or interest rate deferral features;

•	the specific terms of each hedging instrument, including the payment of any broker/placement fees;

•	the specific hedged risk you identified in your hedge documentation;

•	the method(s) you use to assess hedge effectiveness and calculate hedge ineffectiveness for each hedge; and

•	how you meet each requirement specified in paragraph 68 of SFAS 133 to use the short-cut method to assume no hedge ineffectiveness, if applicable.

Securities and Exchange Commission

National Mercantile utilizes derivative financial instruments for fair value hedges and cash flow hedges. Following is a detail listing of the fair value hedges entered into during 2005 and 2006:

Brokered CDs (Hedged Items)				Interest Rate Swaps (Hedges)
Amount	Effective Date	Maturity Date	Fixed Rate	Notional	Expiration	Fixed Rate	Floating Index/ Spread
$5,000,000	9/21/2005	6/21/2006	3.800%	$5,000,000	6/21/2006	3.800%	3L-8
$5,000,000	9/21/2005	9/21/2006	3.900%	$5,000,000	9/21/2006	3.900%	3L-4
$5,000,000	9/21/2005	6/21/2006	3.800%	$5,000,000	6/21/2006	3.800%	3L-8
$5,000,000	9/21/2005	9/21/2006	3.900%	$5,000,000	9/21/2006	3.900%	3L-4
$10,000,000	12/28/2005	12/28/2006	4.550%	$10,000,000	12/28/2006	4.550%	3L-31
$10,000,000	2/15/2006	2/15/2007	4.700%	$10,000,000	2/15/2007	4.700%	3L-37
$10,000,000	3/29/2006	3/29/2007	4.900%	$10,000,000	3/29/2007	4.900%	3L-27
$10,000,000	3/29/2006	3/29/2007	4.900%	$10,000,000	3/29/2007	4.900%	3L-27
$5,000,000	9/27/2006	9/27/2007	5.150%	$5,000,000	9/27/2007	5.150%	3L-30
$5,000,000	9/27/2006	9/27/2007	5.150%	$5,000,000	9/27/2007	5.150%	3L-30

•	The fair value hedges are pay adjustable-receive fixed interest rate swaps hedging National Mercantile’s brokered certificates of deposit (“brokered CDs”).

•	The brokered CDs have no conversions, calls or interest rate deferral provisions.

•	The swaps after September 2005 include no payments for broker/placement fees. The September 2005 swaps include broker fees.

•	The hedged risk identified in National Mercantile’s hedge designation documentation for each of the brokered CDs is the change in fair value of the brokered CD until maturity.

•	Each of the swaps was designated as a fair value hedge under the “short-cut” hedge method.

o	The notional amount of each swap exactly matches the principal amount of the related brokered CD;

o	Except for the swaps related to the September 2005 brokered CDs, the fair value of each of the swaps at its inception was zero. National Mercantile is aware of the issue of broker fee payments resulting in other than zero fair value of the swaps. These swaps have since expired and all swaps subsequent to September 2005 have no paid broker fees. See below for a discussion of the materiality of the swaps that included payments for broker fees.

o	The formula for computing net settlements for each swap is the same for each net settlement.

o	Each of the brokered CDs is not prepayable (except potential partial death redemption).

o	The expiration date of each swap matches the maturity date of the related brokered CD.

o	There is no floor or ceiling on the variable interest rate of each swap.

o	The interval between repricings of the variable interest rate in each swap is 3 months which is frequent enough to assume that the variable payment is at a market rate.

Securities and Exchange Commission

•	National Mercantile is aware of the evolving discussions regarding the applicability of short-cut hedge accounting for swaps hedging brokered CDs. In light of these discussions, National Mercantile has evaluated the financial statement materiality of the entire portfolio of swaps hedging brokered CDs. Because of the short-terms of the swaps, changes in the fair value were relatively small. National Mercantile analyzed the quantitative impact of these changes on earnings for each reporting period[1] and, considering the other relevant factors prescribed by SAB 99 in assessing materiality, National Mercantile determined that the affect on its financial statements is immaterial. National Mercantile intends to utilize the long-haul hedge methodology for swaps hedging for its brokered CDs in the future.

Following is a detail listing of purchased interest rate floors designated as cash flow hedges entered into during 2005 and 2006:

Purchased Interest Rate Floors
			Strike
Notional Amount	Effective Date	Expiration	Index	Rate
$25,000,000	5/6/2005	5/6/2008	Prime	5.750%
$25,000,000	5/6/2005	5/6/2010	Prime	5.500%
$25,000,000	5/6/2005	5/6/2012	Prime	5.250%
$50,000,000	12/26/2005	12/26/2008	Prime	6.500%

•	The hedged risk identified in the hedge documentation for each floor is the changes in cash flows of National Mercantile’s interest receipts, when the Prime Rate index is below 6.50%, on certain designated loans. The designated loans are those indexed to WSJ Prime Rate and with spreads over Prime Rate as shown below:

o	$7 million at Prime + 0%

o	$1 million at Prime + 0.50%

o	$10 million at Prime + 0.75%

o	$11.5 million at Prime + 1.00%

o	$14 million at Prime + 1.25%

o	$4 million at Prime + 1.50%

o	$2.5 million at Prime + 2.00%.

[1]

National Mercantile Bancorp

Quantitative Materiality Evaluation

	9/30/2005	12/31/2005	3/31/2006	6/30/2006	9/30/2006
Change in fair value from prior quarter	$(38,321)	$(19,640)	$(35,162)	$(35,666)	$85,767
Tax affected at 41.50%	$(22,418)	$(11,489)	$(20,570)	$(20,865)	$50,174

Quarterly net income	$1,242,000	$1,242,000	$1,056,000	$1,146,000	$1,756,000
	(1.80)%	(0.93)%	(1.95)%	(1.82)%	2.86%

Year to date net income	$4,450,000	$4,450,000	$1,056,000	$2,202,000	$3,958,000
	(0.50)%	(0.26)%	(1.95)%	(1.88)%	0.22%

Securities and Exchange Commission

•	As documented at inception, the hedging relationships were expected to be highly effective based on the following:

o	The notional amount of the floor matches the principal amount of the debt on which the payments are being hedged for decreases below the strike rate.

o	The underlying index for both the floor and the hedged transactions is daily-weighted-average (daily reset) Prime.

o	The maturity dates of the hedged transactions match the maturity dates of the floor (or floorlets ).

o	The strike rates of the floors matches the rate beyond which National Mercantile’s exposure is being hedged.

o	The floors’ (or floorlets’) inflows at the maturity date(s) are expected to completely offset the change in the hedged transaction’s cash outflows for the risk being hedged.

o	The floorlets can be exercised only on each floorlet maturity date.

•	Since the critical terms of the option and the hedged transactions match and National Mercantile determined that (1) the forecasted transactions were probable of occurring and (2) it was probable that the counterparty will not default on its obligation pursuant to the designated hedging instrument, National Mercantile expected at inception that changes in the expected future cash flows on the hedging instrument would be highly effective at offsetting changes in the expected future cash flows on the hedged forecasted transactions attributable to the risk being hedged over the life of the hedging relationship.

•	As established in the hedge documentation for each interest rate floor, National Mercantile performs its effectiveness assessments and measures ineffectiveness by comparing the actual option with a hypothetically perfect option, as discussed in DIG Issue G20. Under this approach, the cumulative change in fair value of the actual floor is compared to the cumulative change in fair value of a hypothetically perfect floor with critical terms which exactly match the critical terms of the hedged transactions, including the notional/principal amount and the actual and expected resets for Prime.

•	Finally, National Mercantile monitors the risk of counterparty default on an ongoing basis.

Item 21. Exhibits and Financial Statement Schedules, page II-2

37.	Please file at least drafts of your tax and legal opinions with your next filing.

The Company has included drafts of the requisite tax and legal opinions as exhibits to Amendment No. 1.

38.	A document on file with the Commission for more than five years may not be incorporated by reference except in the circumstances set forth in Item 10 of Regulation S-K. Please revise for Exhibit 10.1.

The Company has filed Exhibit 10.1 as an exhibit to Amendment No. 1.

Signatures, page II-6

39.	Please revise to include your principal accounting officer and a majority of your board of directors in accordance with the instructions to Form S-4.

The Company respectfully submits that the principal accounting officer and all the members of the board of directors of First California signed the Registration Statement on Form S-4.

Securities and Exchange Commission

Form 10-K of FCB Bancorp Filed on March 31, 2006

40.	Please disclose why you do not have an audit committee financial expert. Refer to 401(h) of Regulation S-K.

The Company respectfully submits that on January 26, 2006, Mr. Thomas Tignino was elected to the board of directors of FCB Bancorp and was also appointed to serve as a member of the Audit Committee. The Board of Directors of FCB Bancorp has determined that Mr. Tignino, a member of the Audit Committee, is an “audit committee financial expert” as that term is defined in Regulation S-K under the Securities Act of 1933, as amended. FCB Bancorp inadvertently failed to update the disclosure in its Form 10-K for the fiscal year ended December 31, 2005. The Company will include in future filings, as applicable, the disclosure that it has an “audit committee financial expert” and the other disclosure required by Item 401(h) of Regulation S-K.

If you have any questions or comments regarding the enclosed materials, please call me at (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown

cc:	Timothy Geishecker

Amanda Roberts

Donald Walker

(Securities and Exchange Commission)

Romolo Santarosa

(FCB Bancorp)

David R. Brown

(First California Financial Group, Inc.)

Alan Spatz

(Troy & Gould PC)